UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form  20-F    ☑    Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/Media release	23 February, 2007

PHASE II CYSTIC FIBROSIS STUDY CLOSES ENROLLMENT

Pharmaxis Ltd (ASX:PXS; NASDAQ: PXSL) announced today that a Phase II clinical trial of Bronchitol in children with cystic fibrosis has closed its enrollment phase. The study is an independent investigator-initiated study being conducted at two sites in the United Kingdom.

The study has entered 25 subjects. The original target of 42 set by the investigator was revised downwards following a review of the trial and because of a shortage of volunteers at the two UK sites. Children enrolled in the trial are completing three months’ treatment with each of three different therapies – Bronchitol alone, both Bronchitol and Pulmozyme* together and Pulmozyme* alone. The trial will measure changes in lung function, airway inflammation, infections, and quality of life. The study is expected to conclude in 2008.

Pharmaxis Chief Executive Officer Alan Robertson said: “While not on the regulatory approval path, this is an important study for children with cystic fibrosis. Cystic fibrosis is a disease from birth and it is important to understand, as early as possible, how emerging therapies such as Bronchitol should be positioned in a patient’s daily treatment regime. We look forward to the conclusion of the study.”

A European, Pharmaxis sponsored, regulatory Phase III clinical trial, designed to lead to a marketing application for Bronchitol in adults and children with cystic fibrosis, has received the necessary approvals and is expected to commence recruitment shortly.

Approximately 75,000 people in the major world markets are affected with cystic fibrosis and no products have been approved to improve lung hydration.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

*Pulmozyme	is a registered trademark of Genentech

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200: arobertson@pharmaxis.com.au

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, +1 212 477 9007, email blewis@troutgroup.com

Australia: Virginia Nicholls, +61 (0)417 610 824, email virginia.nicholls@pharmaxis.com.au

About Bronchitol

Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively. Clinical studies have shown Bronchitol to be well tolerated, to improve quality of life, and to stimulate mucus hydration and clearance in people with cystic fibrosis and bronchiectasis.

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	March 1, 2007	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer